May 8, 2022

United States Securities and Exchange Commission

Division of Corporation Finance and Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re: Oasis Real Estate Investments 1, LLC

Offering Statement on Form 1-A

Filed January 27, 2022 File No. 024-11790

Dear Ladies and Gentlemen:

           We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement.  We have made changes to the offering statement and subscription agreement in additional to providing addition information to address your comments in your letter.  Please see below for responsive comments to you letter.

Amendment No. 1 to Form 1-A filed on April 4, 2022

General

1.We note your response to comment 2. Please revise your offering statement to address inconsistencies.

The inconsistencies have been addressed.

2.We note your response to comment 3. However, you have not disclosed the basis for the 8% preferred return. Your disclosure reflects that you are a blind-pool company with no current assets or operations and that you do not have a final agreement to acquire or finance the properties. Please include appropriate forward-looking disclosure providing the quantitative and qualitative information necessary for prospective investors to assess your ability to pay the preferred return on your Class A units.

The issuer has made the decision to remove the preferred return.

3.We note your response to comment 20 and your inclusion of Exhibits 99A and 99B.

Please address the following:

•Please tell us and revise your filing to explicitly state whether you have determined The acquisition of the 46 apartment buildings with 110 doors to be probable of occurring or not probable of occurring. In your response, please provide a detailed analysis regarding how you arrived at your conclusion. Your response should address, but not be limited to, the status of any agreements with the seller and the status of any agreements for debt financing. If you have determined such acquisition is probable, please tell us whether or not the real estate portfolio is considered a predecessor to the Company's own operations. In your response, please provide a detailed analysis regarding how you arrived at your conclusion.

The issuer has determined that it will pursue a true blind pool offering and is no longer looking to acquire the previously disclosed property portfolio.

•Furthermore, as it relates to the financial statements and pro forma information provided in the exhibits, it is not clear how such information complies with Part F/S of Form 1-A for financial statements requirements. For example purposes only, with respect to Exhibit 99A, we note the financial statements do not appear to be audited, there is no disclosure of the time period the financial statements relate to, they do not appear to include a full set of financial statements consistent with Article 8 of Regulation S-X, and they do not appear to include footnote disclosures to such financial statements.  Further, with respect to Exhibit 99B, it is unclear how you have applied Article 11 of Regulation S-X to the Pro Forma information presented. Please revise or advise. We will ask them what additional info they need.

The issuer’s auditor has addressed these concerns.

•To the extent the content at Exhibits 99A and 99B complies with Part F/S of Form 1-A, please tell us how you determined it was appropriate to present such information as an exhibit to your offering circular. Alternatively, revise your filing to include any financial statements and pro forma information provided in accordance with Part F/S of Form 1-A within the offering circular and not within the exhibits. We will ask them what additional info they need.

The issuer’s auditor has addressed these concerns.

Risk Factors, page 18

4.We note your response to comment 8. However, your subscription agreement still contains a jury trial waiver provision in section 7.13. Please revise.

This has been revised.

Executive Summary, page 45

5.We note your response to comment 11 and your disclosure that you have entered into a right of first refusal to acquire 46 properties consisting of 16 single family homes and 30 apartment buildings. Please disclose the material terms of this agreement, including the price and timing of the potential transaction. Also disclose a reasonable basis for the $1.9 million rental income from the properties you plan to acquire. See Part II(b) of Form 1-A. Finally, provide the disclosure required by Items 13, 14, and 15 of Form S-11 for each of the properties, as appropriate.

The issuer has determined that it will pursue a true blind pool offering and is no longer looking to acquire the previously disclosed property portfolio. The executive summary has thus been revised.

Management Compensation, page 49

6.We note your response to comment 12. Please disclose how you determined the amount of compensation you plan to pay Wilson Property Management.

The issuer has determined that it will pursue a true blind pool offering and is no longer looking to acquire the previously disclosed property portfolio. References to Wilson Property Management has been removed.

Principal Members, page 54

7.We note your response to comment 19. However, you have provided the disclosure for Class B Units, not Class A Units. Please revise.

This has been revised.

Agreement to be Bound by our Operating Agreement; Power of Attorney, page 56

8.We note your response to comment 18. Please revise your disclosure to clarify the purpose of the power of attorney and add risk factor disclosure, as appropriate.

We have revised consistent with other approved offering circulars.

Part III. Exhibits, page 71

9.Please revise your language in section 2.6 of the subscription agreement that investors represent that they "understand the risks of investing." See Securities Offering Reform Release No. 33-8591 (July 19, 2005).

This has been revised.

10.We note your response to comment 6. However, your charter filed as exhibit 2A continues to reflect that the securities authorized are restricted securities, as noted in the legend on page 1.

This has been revised.

11.We note your response to comment 23 and your exhibit 11. Please have your auditor update the consent to reference both auditor reports. Additionally, please ensure the consent references all the financial statements opined on. In that regard, we note that the audit report dated January 13, 2022 for the balance sheet as of January 10, 2022 also includes reference to the statement of cash flows for the period from January 1, 2022 to January 10, 2022. In addition, please have your auditor date the consent.

The issuer’s auditor has addressed these concerns.

Independent Auditors' Report, page F-1

12.Please have your auditor revise their opinion to include a section titled "Basis for Opinion." Refer to paragraph 4 of AU-C Section 700. This comment applies to both opinions provided within the offering circular.

The issuer’s auditor has addressed these concerns.

13.Please have your auditor revise their opinion for the balance sheet as of January 10, 2022 and the related statement of cash flows for the period from January 1 - January 10, 2022 to reference the correct period.

The issuer’s auditor has addressed these concerns.

Please feel free to contact me if you have any questions at the above contact information.

Very truly yours,

CENTARUS LEGAL SERVICES, PC

/s/ Centarus Legal Services, PC